Certificate Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

Zodiac Exploration Inc. (the "Corporation") hereby certifies pursuant to paragraph 2.20(c) of National Instrument 54-101 ("NI 54-101") that it is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.1(b) of NI 54-101 in connection with the annual general and special meeting of the Corporation's shareholders to be held April 10, 2013, and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated: March 20, 2013

ZODIAC EXPLORATION INC.

Per: (signed) "Jacob Hoeppner"

Jacob Hoeppner

Corporate Secretary